

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2017

Michael T. Redman
President and Chief Executive Officer
Advanced Environmental Petroleum Producers Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

>   **Re: Advanced Environmental Petroleum Producers Inc.**
>   **8-K filed August 9, 2017**
>   **10-Q filed August 18, 2017**
>   **File No. 000-55545**

Dear Mr. Redman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2017

Condensed Notes Financial Statements
Note 1 - Background
Basis of Presentation, page 8

1.   Please revise your financial statements and amend your filing, accordingly, so as not to give effect to August 3, 2017 merger. The financial statements contained in the Form 10-Q for the quarterly period ended June 30, 2017 should be those of AAEP before the merger since financial statements that include the date of the merger have not yet been issued. Refer to ASC 250-10-45-21.

Form 8-K Filed on August 9, 2017

Special Note Regarding Forward Looking Statements, page 2

2.   Please revise to remove your reference to the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock, you are not entitled to rely on the safe harbor for forward-looking statements provided by that Act.

Business, page 8

3.   We note your various statements in this section regarding the potential safety and efficacy of your product candidate being demonstrated by animal trials that you or your collaborators have completed or by clinical trials you intend to pursue. Please remove statements suggesting that a clinical trial could prove that Prolanta is safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination. It is premature to suggest that a pre-clinical product is safe or effective.

Item 2.01 Completion of Acquisition or Disposition of Assets.
Form 10 Information, page 8

4.   We note your disclosure under Item 1.01 on page 5 regarding the issuance of AEPP securities in connection with the merger. Please provide the disclosure required by Item 10 of Form 10 as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.

5.   Please provide the disclosure required by Item 12 of Form 10.

Scientific Background on Human Prolactin, page 9

6.   We note your references in this section to certain scientific studies and research relating to human prolactin. Please identify such studies and research in this section. Please clarify whether these studies and any other studies described were performed on human subjects or on human cells.

Description of Prolanta, page 10

7.   We note your disclosure regarding studies performed by scientists at The University of Texas MD Anderson Cancer Center and your scientific founder at Clemson.   Please revise this section to clearly disclose specific details and parameters of each of the referenced trials, including the date(s) and duration of the studies, any established endpoints, metrics used, specific measurements and observations including those relating to tumor formation, migration, metastasis and vascularization, and statistical significance.

Intellectual Property, page 12

8.   With respect to each of the issued patents and pending applications you own, please disclose the following:

- the number of pending applications you have;
- the type of patent protection (such as composition of matter, use or process);
- the patent expiration date;
- the applicable jurisdictions; and
- any contested proceedings and/or third party claims.

Please also confirm that all of your patents and patent applications relate to your sole product candidate, Prolanta. In addition, please provide such disclosure for any patents and pending patent applications you have licensed from Monsanto Company.

9.   We note your disclosure that you licensed technology from Monsanto related to methods of manufacturing Prolanta and that you may be required to pay a royalty of up to 2% upon the commercial sale of Prolanta. Please file this license agreement as an exhibit or tell us why you do not believe you are required to do so. In addition, please expand your disclosure of this agreement to provide the following:

- the nature and scope of the intellectual property transferred;
- each parties' rights and obligations;
- the duration of the agreement and the royalty term;
- termination provisions;
- investment features or share purchases; and
- payment provisions, including upfront payments made, aggregate amounts paid or
received to date under the agreement, aggregate future potential milestone payments to be paid or received and profit or revenue-sharing provisions.

Security Ownership of Certain Beneficial Owners and Management, page 41

10.   Please revise your disclosure to identify the natural person or persons, if any, who have voting and investment control of the shares held by Biovectra Inc. and Integrium LLC.

Directors and Executive Officers, page 42

11.   Please disclose when the current term of office of your directors will end. Refer to Item 401(a) of Regulation S-K.

12.   Please expand your disclosure of the biographical information provided for Messrs. Redman and Payne to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K.

13.   We note that Mr. Payne is currently the President and Director of AuroRad, Inc. in addition to his roles with the company and Oncolix. Please disclose the amount of time Mr. Payne expects to devote to your company and consider including risk factor disclosure addressing potential conflicts of interest with respect to the time available to

devote to your business and with respect to any applicable business conflicts.

Executive Compensation, page 43

14.   We note your disclosure that you entered into severance agreements with Messrs. Redman and Payne in 2016. Please file these agreements as exhibits.

Unaudited Pro Forma Condensed Financial Statements, page F-26

15.   Please remove the December 31, 2016 unaudited condensed combined pro forma balance so as to present only a March 31, 2017 unaudited condensed combined pro forma balance sheet.

16.   Please refer to your disclosure that the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2017 was prepared assuming the transaction occurred on January 1, 2017. Similar to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016, the three months ended March 31, 2017 should also be prepared assuming the transaction occurred on January 1, 2016.

17.   Please revise the unaudited pro forma condensed combined balance sheet and statements of operations to give effect to the $4,190,464 convertible debt and warrant financing, a transaction that also occurred on August 3, 2017 in which AEPP and Oncolix entered into material agreements with investors.

Exhibits

18.   We note that you have filed the Amendment to Articles of Incorporation to designate the Series A Preferred Stock. Please also file your Articles of Incorporation and Bylaws.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 at if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance